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VIA EDGAR

March 20, 2018

Re:	Sunlands Online Education Group (CIK No. 0001723935)
Responses to the Staff’s Comment on the Registration Statement on Form F-1 Filed on March 14, 2018 (File no. 333-223190)

Mr. Paul Fischer

Ms. Celeste M. Murphy

Ms. Christie Wong

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Fischer, Ms. Murphy, Ms. Wong and Mr. French:

On behalf of our client, Sunlands Online Education Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 19, 2018 on the Company’s amendment no. 2 to its registration statement on Form F-1 filed on March 14, 2018. Concurrently with the submission of this letter, the Company is filing its amendment no. 3 to the registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR with the Commission. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment. On behalf of the Company, we wish to thank you and other members of the Staff for your prompt response to the Company’s request for comments.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on March 22, 2018, and is filing the joint acceleration requests concurrently with the filing of the Amended Registration Statement. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

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Securities and Exchange Commission	2	March 20, 2018

EX - 23.1 Consent of Independent Public Accounting Firm, page 1

1.	The consent refers to an audit report dated March 14, 2018, which is different from the date of the report included in the filing. Please ask the audit firm to revise their consent.

In response to the Staff’s comment, the Company has filed the revised consent of Deloitte Touche Tohmastu Certified Public Accountants LLP as exhibit 23.1 to amendment no. 2 to its Registration Statement filed on March 14, 2018.

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Securities and Exchange Commission	3	March 20, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tongbo Liu, Chief Executive Officer

Mr. Yipeng Li, Chief Financial Officer

Sunlands Online Education Group

Mr. David Zhang, Esq.

Kirkland & Ellis International LLP

Deloitte Touche Tohmastu Certified Public Accountants LLP